Next Technology Holding Inc.

November 5, 2024

Division of Corporation Finance Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Next Technology Holding Inc. Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023 Response dated September 23, 2024 File No. 001-41450

Dear Sir/Madam,

We hereby respectfully submit this letter setting forth the responses to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Quarterly Report on Form 10-Q of Next Technology Holding Inc. (formerly known as WeTrade Group Inc.) (the “Company” or “we”) for the quarter ended June 30, 2024 filed on August 22, 2024 (the “Original Filing”), and the Amended Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30, 2024 filed on September 20, 2024 (the “Amendment No.1,” together with the Original Filing, the “Second Quarter 10-Q”). For your convenience, the Staff’s comments set forth in the comment letter of the Staff are repeated below in bold and italics, followed in each case by our responses.

Concurrently with the submission of this letter, we respectfully submit in this letter the proposed amendments to the disclosures contained in the Second Quarter 10-Q (with new language indicated by underlines and deleted language indicated by strike-through marks). We undertake to include the proposed amendments as set forth below in the revised Second Quarter 10-Q, substantially in the form of Exhibit A attached hereto (the “Amendment No.2”), subject to the Staff’s further review and comment. Capitalized terms used herein without definition shall have such meaning ascribed to them in the Amendment No.2.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2024

Note 8. Prepayments, page 11

1.	Please address the following as it relates to your response and revised disclosures to prior comment 4:

●	You state that the BTC Trading Contract is with an autonomous organization (Associated Seller), which supports members in the sale of BTC but does not exert control over them by ownership or contract, nor does it make decisions for its members relating to the sale of BTC. Reconcile this statement with the BTC Trading Contract, which is between the company and Party B (Seller), whereby Party B agrees to sell its "owned virtual currency."

●	We note you entered into an Amended and Restated BTC Trading Contract dated September 24, 2024 for the purchase of 5,000 BTC, which appears to include the 1,000 BTC previously discussed in your filings. We further note from your response that the delay in completing the purchase of the 1,000 BTC has been due to fluctuations in the BTC market. Tell us how you considered how continued fluctuations in the market will impact the completion of the 5,000 BTC purchase. In this regard, tell us why you believe members of the Associated Seller will be willing to sell their BTC to the company at a price of $30,000/BTC given the market price of BTC has consistently exceeded $30,000 since you initially entered into these agreements in September 2023.

●	Clarify whether the members of the Associated Sellers have committed to this sale and revise to include signed agreements from each seller.

●	Revise to disclose the material terms of the September 24, 2024 Amended and Restated BTC Trading Agreement including the term, transaction price, payment method and intent to exercise the Buyer's option for 5,000 BTC as a subsequent event in your June 30, 2024 Form 10-Q/A. Include the number of shares and warrants that you expect to issue and how that will impact total shares outstanding. Also, tell us and revise to disclose how you valued the shares and warrants to be issued.

●	Your response states that the transaction referenced in the Preliminary 14C covers the purchase of only 5,000 BTC, which you confirm the company is no longer pursuing. Your response also indicates that if the company intends to pursue the purchase of the entire remaining 5,167, you will obtain the requisite shareholder approval again in accordance with your charter documents and applicable laws. Please clarify whether you are required to seek approval for the 5,000 BTC purchase referenced in the Amended and Restated BTC Trading Contract dated September 24, 2024 and revise your disclosures accordingly.

Response:

●	In response to the Staff’s comments, we respectfully advise the Staff that Party B (Seller) referred to in the BTC Contract is the Association Seller. Although the BTC Contract states that the Association Seller (Party B) “owns the virtual currency”, to our knowledge, this statement was mistakenly made and it were the individual members of the Association Seller, not the Association Seller itself, who own the BTC to be sold under the BTC Contract. We have revised our disclosure on page 16 of the Amendment No.2.

●	In response to the Staff’s comment, we respectfully advise the Staff that (i) the 5,000 BTC under the Amended BTC Contract includes the 1,000 BTC previously discussed; and (ii) given the market price of BTC has consistently exceeded $30,000, the consideration for the Company to purchase the BTC under the Amended BTC Contract includes a warrant to purchase 294,117,647 shares of common stock of the Company at a nominal exercise price, in addition to $12,125,500 in cash the Company had prepaid and issuance of 135,171,078 shares of Common Stock valued at $1.02 per share.

●	In response to the Staff’s comment, we respectfully advise that, as the Amended BTC Contract was entered into by the Company and the Association Seller only, no BTC Sellers owe any legal obligation to the Company in connection with the purchase and sale of BTC. We have revised our disclosure on page 16 of the Amendment No.2 to clarify that the Company may not be able to purchase the BTC from the BTC Sellers pursuant to the Amended BTC Contract.

●	In response to the Staff’s comment, we have revised our disclosure in “Note 15 – Subsequent Events” on page 16 of the Amendment No.2 to include the required disclosure. In response to the Staff’s comment, we have revised our disclosure on page 17 of the Amendment No.2 to clarify that the Company is required to seek stockholder approval for the 5,000 BTC purchase referenced in the Amended BTC Contract.

2.	We note your response to prior comment 5. Please revise to include a discussion of the material terms of the BTC Option Contract entered into on May 2, 2024 to purchase 20,000 BTC over a three-year period at a fixed price of $60,000 along with a discussion of the status of this agreement, including the number of BTC acquired at the time of each filing.

Response: In response to the Staff’s comment, we have revised our disclosure on page 24 of the Amendment No.2.

2

Note 13. Shareholders' Equity, page 14

3.	We note your revised disclosures where you refer to the conversion of an outstanding loan in the amount $1,974,140 into 411,280 shares of the company's common stock during April 2024. Please tell us, and revise to disclose, the nature of this loan, its terms, and how it is reflected in in the financial statements both before and after its conversion.

Response: In response to the Staff’s comment, we have revised our disclosure on page 16 of the 10Q/A Amendment No.2.

General

4.	We note you restated the financial statements included in the March 31 and June 30, 2024 Forms 10-Q/A. Please further revise both of these filings to label all affected financial statements as restated and include a footnote describing the nature of each error and the effect of such errors on each financial statement line item. We refer you to ASC 250-10- 50-7. In addition, tell us your consideration to file an Item 4.02 Form 8-K related to such errors to indicate that the previously issued financial statements in the affected periods should no longer be relied upon.

Response: In response to the Staff’s comment, the Company has attached substantially in the form of Exhibit B the proposed Item 4.02 Form 8-K related to such errors to indicate that the previously issued financial statements in the affected periods should no longer be relied upon. Furthermore, the nature of each error and the effect of such errors on each financial statement line item have been labeled and included in the Item 4.02 Form 8-K. The proposed Form 8-K is subject to the Staff’s further review and comment.

*****

3

Thank you for your consideration in reviewing the above responses. If you have any questions or further comments, please contact the undersigned by phone at +852 67966335 or by e-mail at contact@nxtttech.com.

Very truly yours,

/s/ Eve Chan
Eve Chan

4

Exhibit A

Amendment No.2

5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-Q/A

Amendment No.2

☒ QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended: June 30, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to _____________

NEXT TECHNOLOGY HOLDINGS INC
(Exact name of small business issuer as specified in its charter)

Wyoming
(State or other jurisdiction of incorporation or organization)	(I.R.S. Tax. I.D. No.)

Room 519, 05/F Block T3

Qianhai Premier Finance Centre Unit 2

Guiwan Area, Nanshan District, Shenzhen

(Address of Principal Executive Offices)

(86) 158 2117 2322

(Registrant’s Telephone Number, Including Area Code)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See definition of “large accelerated filer,” accelerated filer” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☒
Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

As of ~~September18~~November 4, 2024, there were 6,976,410 shares of common stock outstanding.

i

Explanatory Note

Next Technology Holding Inc (Formerly known as WeTrade Group Inc. (the “Company”)) is filing this Amendment (the “Amendment”) to the Quarterly Report on Form 10-Q for the period ended June 30, 2024, originally filed with the Securities and Exchange Commission on ~~August 22~~September 21, 2024 (the “Original Filing”), to amend our consolidated financial statements.

~~This Form 10-Q/A is being filed to revise the accounting policy and disclosures in relation to the Digital assets, prepayment of digital assets and investment in associate company.~~

~~In accordance with applicable SEC rules, this Amendment includes new certifications required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, as amended, from our Chief Executive Officer and Chief Financial Officer.~~

This Amendment amends the Original Filing, and the Amended Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30, 2024 filed on September 20, 2024 (the “Amendment No.1”). The purpose of this Amendment is to amend our disclosure in “Note 8 – Prepayments” in connection with the BTC Contract (as defined below) and include disclosures relating to (i) the Amended BTC Contract (as defined below) as a subsequent event, and (ii) the BTC Option Contract, in the Quarterly Report on Form 10-Q/A of the Company for the quarter ended June 30, 2024, and to further amend our disclosure “Note 13- Stockholders’ Equity” in connection with the nature of loans that converted to equity and its financial effects.

Except as described above, this Form 10-Q/A does not amend, update or change any other items or disclosures contained in the Original Filing, and accordingly, this Form 10-Q/A does not reflect or purport to reflect any information or events occurring after the original filing date of the Original Filing or modify or update those disclosures affected by subsequent events. Accordingly, this Form 10-Q/A should be read in conjunction with the Original Filing and the Company’s other filings with the SEC.

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended, (the “Exchange Act”). These forward-looking statements are generally located in the material set forth under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” but may be found in other locations as well. These forward-looking statements are subject to risks and uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward-looking statements. You should not unduly rely on these statements.

We identify forward-looking statements by use of terms such as “may,” “will,” “expect,” “anticipate,” “estimate,” “hope,” “plan,” “believe,” “predict,” “envision,” “intend,” “will,” “continue,” “potential,” “should,” “confident,” “could” and similar words and expressions, although some forward-looking statements may be expressed differently. You should be aware that our actual results could differ materially from those contained in the forward-looking statements.

Forward-looking statements are based on information available at the time the statements are made and involve known and unknown risks, uncertainties and other factors that may cause our results, levels of activity, performance or achievements to be materially different from the information expressed or implied by the forward-looking statements in this report. These factors include, among others:

●	our ability to execute on our growth strategies;

●	our ability to find manufacturing partners on favorable terms;

●	declines in general economic conditions in the markets where we may compete;

●	our anticipated needs for working capital; and

Where we express an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis.

Forward-looking statements speak only as of the date of this report or the date of any document incorporated by reference in this report. Except to the extent required by applicable law or regulation, we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

iii

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

NEXT TECHNOLOGY HOLDINGS INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(All amounts shown in U.S. Dollars)	As of June 30, 2024	As of December 31, 2023 (Audited)

ASSETS
Current assets:
Cash and cash equivalents	$668,387	$668,387
Digital assets	50,733,354	35,137,576
Accounts receivable-third parties, net	1,130,665	1,133,117
Prepayments	12,125,500	12,125,500
Total current assets	64,657,906	49,064,580

Non-current assets:
Investment in associate company	13,396,000	-
Total assets	78,053,906	$49,064,580

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Account payables	924,127	926,456
Amount due to related parties	1,181,592	1,693,098
Tax payable	130,934	130,942
Other payables	812,500	1,600,000
Total current liabilities	3,049,153	4,350,496

Non-current liabilities:
Deferred tax liabilities	2,301,348	—
Total liabilities	5,350,501	4,350,496

Stockholders’ equity:
Common stock; no par value; 6,976,410 and 1,054,530 issued and outstanding at June 30, 2024 and December 31, 2023 respectively	71,718,790	56,348,650
Accumulated other comprehensive loss	(113)	(8)
Retained Earnings /(Accumulated Deficits)	984,728	(11,634,558)
Total stockholders’ equity	72,703,405	44,714,084

Total liabilities and stockholders’ equity	$78,053,906	$49,064,580

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEXT TECHNOLOGY HOLDINGS INC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the Three Months End June 30, 2024	For the Three Months End June 30, 2023	For the Six Months End June 30, 2024	For the Six Months Ended June 30, 2023
Revenue:
Service revenue	$—	$—	$—	$—
Total service revenue	—	—	—	—
Cost of revenue	—	—	—	—
Gross Profit	—	—	—	—

Operating expenses
General and administrative expense	(344,999)	(136,480)	(675,144)	(302,775)
Total operating expenses	(344,999)	(136,480)	(675,144)	(302,775)

Loss from operations	(344,999)	(136,480)	(675,144)	(302,775)
Other income/(loss)	(8,423,621)	—	15,595,778	—
Profit/ (loss) before income taxes	(8,768,620)	(136,480)	14,920,634	(302,775)
Income tax credit/(expenses)	1,841,411	—	(2,301,348)	—

Net profit/ (loss) from continuing operation	$(6,927,209)	$(136,480)	$12,619,286	$(302,775)
Net profit/ (loss) from discontinued operation	—	(1,077,744)	—	(1,853,570)

Comprehensive income
Net profit/ (loss)	$(6,927,209)	$(1,214,224)	$12,619,286	$(2,156,345)
Other comprehensive income
Foreign currency translation adjustment	—	—	(105)	310,576

Total comprehensive profit/ (loss)	(6,927,209)	$(1,214,224)	$12,619,181	(1,845,769)

Earnings /(Loss) per share, basic and diluted from continuing operation	$(0.99)	$(0.13)	$2.74	$(0.29)
Earnings /(Loss) per share, basic and diluted from discontinued operation	—	(1.02)	—	(1.76)

Weighted-average shares outstanding, basic and diluted	6,976,410	1,054,530	4,609,505	1,054,530

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEXT TECHNOLOGY HOLDINGS INC

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

Three months ended June 30, 2024

	Common Stock		Retained	Accumulated Other Comprehensive	Total Shareholder
	Shares	Amount	Earnings	Loss	Equity
Balance as of March 31, 2024	2,625,130	$56,348,650	$7,911,937	$(113)	$64,260,474
Stock issued during the period	4,351,280	15,370,140	—	—	15,370,140
Foreign currency translation adjustment	—	—	—	—	—
Net loss for the period	—	—	$(6,927,209)	—	$(6,927,209)
Balance as of June 30, 2024	6,976,410	$71,718,790	$984,728	$(113)	$72,703,405

Six months ended June 30, 2024

	Common Stock		(Accumulated Deficit)/ Retained	Accumulated Other Comprehensive	Total Shareholder
	Shares	Amount	Earnings	Loss	Equity
Balance as of December 31, 2023	2,625,130	$56,348,650	$(11,634,558)	$(8)	$44,714,084
Stock issued during the period	4,351,280	15,370,140	—	—	15,370,140
Foreign currency translation adjustment	—	—	—	(105)	(105)
Net profit for the period	—	—	$12,619,286	—	$12,619,286
Balance as of June 30, 2024	6,976,410	$71,718,790	$984,728	$(113)	$72,703,405

Three months ended June 30, 2023

	Common Stock		Accumulated	Total Shareholder
	Shares	Amount	Deficits	Equity
Balance as of March 31, 2023	1,054,530	$43,732,196	$(2,656,979)	$41,075,217
Loss from discontinued operation	—	—	(1,077,744)	(1,077,744)
Net loss for the period	—	—	$(136,480)	$(136,480)
Balance as of June 30, 2023	1,054,530	$43,732,196	$(3,871,203)	$39,860,993

Six months ended June 30, 2023

	Common Stock		Accumulated	Accumulated Other Comprehensive	Total Shareholder
	Shares	Amount	Deficits	Income	Equity
Balance as of December 31, 2022	1,054,530	$43,732,196	$(1,714,858)	$(310,576)	$41,706,762
Foreign currency translation adjustment	—	—	—	310,576	310,576
Loss from discontinued operation	—	—	(1,853,570)	—	(1,853,570)
Net loss for the period	—	—	$(302,775)	—	$(302,775)
Balance as of June 30, 2023	1,054,530	$43,732,196	$(3,871,203)	$—	$39,860,993

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEXT TECHNOLOGY HOLDINGS INC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the Six months Ended	For the Six months Ended
	June 30, 2024	June 30, 2023

Cash flows from operating activities:
Net Profit/ (loss)	$12,619,286	$(302,775)
Fair value gain from digital assets	(15,595,778)	—
Loss from discontinued operation	—	(1,853,570)

Changes in operating assets and liabilities:
Accounts receivables	2,452	—
Account payables	(2,329)	—
Director fee payable	82,000	—
Accrued expenses	49,500	—
Tax payables	(8)	—
Other payables	543,000	—
Deferred tax liabilities	2,301,348	—
Net cash flows used in continued operating activities	(529)	(2,156,345)
Net cash flows used in discontinued operating activities	—	1,508,093
Net cash flows used in operating activities	(529)	(648,252)

Cash flow from financing activities:
Shareholders’ loan	(593,506)	318,000
Proceeds from stock issuances	594,140	—
Net cash flows provided by financing activities	634	318,000

Effect of exchange rate changes on cash	(105)	310,576

Change in cash and cash equivalents:	—	(19,676)

Cash and cash equivalents, beginning of period	$668,387	$22,926

Cash and cash equivalents, end of period	$668,387	$3,250

Supplemental cash flow information:
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NEXT TECHNOLOGY HOLDINGS INC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 – NATURE OF BUSINESS

Business

Next Technology Holdings Inc (Formerly known as WeTrade Group, Inc) was incorporated in the State of Wyoming on March 28, 2019. We currently pursue two corporate strategies. One business strategy is to continue providing software development services, and the other strategy is to acquire and hold bitcoin.

Software development

We provide AI-enabled software development services to our customers, which included developing, designing, and implementing various SAAS software solutions for businesses of all types, including industrial and other businesses.

Bitcoin Acquisition Strategy

Our bitcoin acquisition strategy generally involves acquiring bitcoin with our liquid assets that exceed working capital requirements, and from time to time, subject to market conditions, issuing debt or equity securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase bitcoin.

We view our bitcoin holdings as long-term holdings and expect to continue to accumulate bitcoin. We have not set any specific target for the amount of bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional financings to purchase additional bitcoin.

This overall strategy also contemplates that we may (i) periodically sell bitcoin for general corporate purposes, including to generate cash for treasury management or in connection with strategies that generate tax benefits in accordance with applicable law, (ii) enter into additional capital raising transactions that are collateralized by our bitcoin holdings, and (iii) consider pursuing additional strategies to create income streams or otherwise generate funds using our bitcoin holdings.

We believe that, due to its limited supply, bitcoin offers the opportunity for appreciation in value if its adoption increases and has the potential to serve as a hedge against inflation in the long-term.

The following table presents a roll-forward of our bitcoin holdings, including additional information related to our bitcoin purchases, and digital asset impairment losses during the period:

	Digital asset original cost basis	Gain from digital asset	Market Value of digital asset	Approximate number of Bitcoin held
Balance at December 31, 2023	24,990,000	10,147,576	35,137,576	833
Digital asset purchase	-	-	-	-
Fair value change during the period	-	15,595,778	15,595,778	-
Balance at June 30, 2024	24,990,000	25,743,354	50,733,354	833

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation of Financial Statements

The condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). The condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All significant inter-company transactions and balances have been eliminated in consolidation.

The condensed consolidated financial statements of the Company as of and for the six months ended June 30, 2024 and 2023 are unaudited. In the opinion of management, all adjustments (including normal recurring adjustments) that have been made are necessary to fairly present the financial position of the Company as of June 30, 2024, the results of its operations for the six months ended June 30, 2024 and 2023, and its cash flows for the six months ended June 30, 2024 and 2023. Operating results for the quarterly periods presented are not necessarily indicative of the results to be expected for a full fiscal year.

The statements and related notes have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to such rules and regulations. These financial statements should be read in conjunction with the financial statements and other information included in the Company’s Annual Report on Form 10-K as filed with the SEC for the fiscal year ended December 31, 2023.

Revenue recognition

The Company follows the guidance of Accounting Standards Codification (ASC) 606, Revenue from Contracts. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contracts, which includes (1) identifying the contracts or agreements with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the services it transfers to its clients.

Goodwill and Other - Crypto Assets

In December 2023, the FASB issued ASU 2023-08, Intangibles - Goodwill and Other - Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes accounting guidance for crypto assets meeting certain criteria. Bitcoin meets this criteria. The amendments require crypto assets meeting the criteria to be recognized at fair value with changes recognized in net income each reporting period. Upon adoption, a cumulative-effect adjustment is made to the opening balance of retained earnings as of the beginning of the annual reporting period of adoption. ASU 2023-08 is effective for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company has early applied ASU 2023-08 and measured crypto assets (presented as digital assets) at fair value with changes recognized in net income this period.

The following table summarizes the Company’s digital asset holdings as of:

	June 30, 2024	December 31, 2023
Approximate number of bitcoins held	833	833
Digital assets carrying value	$50,733,354	$35,137,576
Gain on digital assets during the period/ Year	$15,595,778	$10,147,576

As of June 30, 2024, the Company had approximately 833 bitcoins which had a carrying value of approximately $50.7 million.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity period of three months or less to be cash or cash equivalents. The carrying amounts reported in the accompanying unaudited condensed consolidated balance sheets for cash and cash equivalents approximate their fair value. All of the Company’s cash that is held in bank accounts in Hong Kong and PRC are not protected by Federal Deposit Insurance Corporation (“FDIC”) insurance.

Foreign Currency

The Company’s principal country of operations is the PRC. The accompanying condensed consolidated financial statements are presented in US$. The functional currency of the Company is US$, and the functional currency of the Company’s subsidiaries is RMB. The condensed consolidated financial statements are translated into US$ from RMB at year-end exchange rates as to assets and liabilities and average exchange rates as to revenues and expenses. Capital accounts are translated at their historical exchange rates when the capital transactions occurred. The resulting translation adjustments are recorded as a component of shareholders’ equity included in other comprehensive income. Gains and losses from foreign currency transactions are included in profit or loss. There were no gains and losses from foreign currency transactions from the inception to June 30, 2024.

	June 30, 2024	December 31, 2023
RMB: US$ exchange rate	7.22	7.09

The balance sheet amounts, with the exception of equity as of June 30, 2024 and December 31, 2023 were translated at 7.22 RMB and 7.09 RMB to US$1.00, respectively. The equity accounts were stated at their historical rates. The average translation rates applied to statements of operations and comprehensive income accounts for the period ended June 30, 2024 and year ended December 31, 2023 were 7.18 RMB and 7.08 RMB to US$1.00, respectively. Cash flows were also translated at average translation rates for the period and, therefore, amounts reported on the statement of cash flows would not necessarily agree with changes in the corresponding balances on the condensed consolidated balance sheet.

Investment

Investment in associate company that we have significant influence but do not have control over the investee are accounted for under the equity method. We will periodically review the investment for impairment. The initial measurement and periodic subsequent adjustments of the investment are calculated by applying the ownership percentage to the net assets or equity of the partially owed entity under ASC 323.

Consolidation

The Company’s condensed consolidated financial statements include the financial statements of the Group and subsidiaries. All transactions and balances among the Group and its subsidiaries have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make judgement estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Management believes that the estimates used in preparing the financial statements are reasonable and prudent; however, actual results could differ from these estimates. Significant accounting estimates include the allowance for expected credit loss, valuation of deferred tax assets, and certain accrued liabilities such as contingent liabilities.

Accounts Receivable

Accounts receivables are presented net of allowance for expected credit loss. The Company uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Company maintains an allowance for expected credit loss which reflects its best estimate of amounts that potentially will not be collected. The Company determines the allowance for expected credit loss on general basis taking into consideration various factors including but not limited to historical collection experience and credit-worthiness of the customers as well as the age of the individual receivables balance. Additionally, the Company makes specific bad debt provisions based on any specific knowledge the Company has acquired that might indicate that an account is uncollectible. The facts and circumstances of each account may require the Company to use substantial judgment in assessing its collectability.

Leases

The Company adopted Accounting Standards Update No. 2016-02, Leases (Topic 842) (ASU 2016-02), and generally requires lessees to recognize operating and financing lease liabilities and corresponding right-of-use (ROU) assets on the balance sheet and to provide enhanced disclosures surrounding the amount, timing and uncertainty of cash flows arising from leasing arrangements.

Operating leases are included in operating lease right-of-use (“ROU”) assets and short-term and long-term lease liabilities in our condensed consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our condensed consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of the leases do not provide an implicit rate, we use the industry incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. We use the implicit rate when readily determinable. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. The lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

ASU 2016-02 requires that public companies use a secured incremental browning rate for the present value of lease payments when the rate implicit in the contract is not readily determinable. We determine a secured rate on a quarterly basis and update the weighted average discount rate accordingly.

Software Development Costs

We apply ASC 985-20, Software—Costs of Software to Be Sold, Leased, or Marketed, in analyzing our software development costs. ASC 985-20 requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility for a software product in development. Research and development costs associated with establishing technological feasibility are expensed as incurred. Based on our software development process, technological feasibility is established upon the completion of a working model. In addition, we apply this to our review of development projects related to software used exclusively for our SaaS subscription offerings. In these reviews, all costs incurred during the preliminary project stages are expensed as incurred. Once the projects have been committed to and it is probable that the projects will meet functional requirements, costs are capitalized.

Income Tax

Income taxes are determined in accordance with the provisions of ASC Topic 740, “Income Taxes” (“ASC Topic 740”). Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the periods in which those temporary differences are expected to be recovered or settled. Any effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

ASC 740 prescribes a comprehensive model for how companies should recognize, measure, present, and disclose in their financial statements uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions must initially be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities. Such tax positions must initially and subsequently be measured as the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and relevant facts.

The Company has subsidiaries in Hong Kong and PRC. The Company is subject to tax in Hong Kong and PRC jurisdictions. As a result of its future business activities, the Company will be required to file tax returns that are subject to examination by the Inland Revenue Department of Hong Kong and Tax Department of PRC.

Earnings/ (Loss) Per Share

Earnings/ (loss) per share of common stock attributable to common stockholders is calculated by dividing net income attributable to common stockholders by the weighted-average shares of common stock outstanding for the period. Potentially dilutive shares, which are based on the weighted-average shares of common stock underlying outstanding stock-based awards, warrants, options, or convertible debt using the treasury stock method or the if-converted method, as applicable, are included when calculating diluted net income (loss) per share of common stock attributable to common stockholders when their effect is dilutive.

Potential dilutive securities are excluded from the calculation of diluted EPS in profit periods as their effect would be anti-dilutive.

As of June 30, 2024, there were no potentially dilutive shares.

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	For the period June 30, 2024	For the period June 30, 2023	For the period June 30, 2024	For the period June 30, 2023
Statement of Operations Summary Information:
Net Profit/ (Loss)	(6,927,209)	(136,480)	$12,619,286	$(302,775)
Weighted-average common shares outstanding - basic and diluted	6,976,410	1,054,530	4,609,505	1,054,530
Earnings/ (loss) per share, basic and diluted	(0.99)	(0.13)	$2.74	$(0.29)

Fair Value Measurements

The Company follows guidance for accounting for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financial statements on a recurring basis. Additionally, the Company adopted guidance for fair value measurement related to non-financial items that are recognized and disclosed at fair value in the financial statements on a non-recurring basis. The guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. The carrying amounts of financial assets such as cash approximate their fair values because of the short maturity of these instruments.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

Recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force) and the United States Securities and Exchange Commission did not or are not believed by management to have a material impact on the Company’s present or future financial statements.

NOTE 4 – REVENUE

We are in the business of providing AI-enabled software development services for industrial and other customers.

As of and for the period ended June 30, 2024, there were no revenue generated from SAAS business.

NOTE 5 – CASH AND CASH EQUIVALENTS

As of June 30, 2024, the Company held cash in bank in the amount of $668,387, which consist of the following:

	June 30, 2024	December 31, 2023
Bank Deposits- Outside USA	$668,387	$668,387

NOTE 6 – DIGITAL ASSETS

As of June 30, 2024, digital assets holdings are as follow:

	June 30, 2024	December 31, 2023
Opening balance	$35,137,576	$—
Purchase of BTC	—	24,990,000
Gain from digital assets	15,595,778	10,147,576
Ending balance	$50,733,354	$35,137,576

As of June 30, 2024, the Company held approximately 833 BTC at the total cost of $24,990,000. For the six months ended June 30, 2024 and for the year ended December 31, 2023, the Company recognized gain of $15,595,778 and $10,147,576 on digital assets respectively.

NOTE 7 – ACCOUNTS RECEIVABLE

As of June 30, 2024, accounts receivable are related to the services fee from customers as follow:

	June 30, 2024	December 31, 2023
Accounts Receivable	$1,130,665	$1,133,117

The Company does not require collateral for accounts receivable. The Company maintains an allowance for its doubtful accounts receivable due to estimated credit losses. The Company records the allowance against bad debt expense through the condensed consolidated statements of operations, included in general and administrative expense, up to the amount of revenues recognized to date. Receivables are written off and charged against the recorded allowance when the Company has exhausted collection efforts without success. There is no allowance for expected credit loss as the accounts receivable has been received as at reporting date.

NOTE 8 – PREPAYMENTS

As of June 30, 2024, prepayments consist of the following:

	June 30, 2024	December 31, 2023
Digital assets	$12,125,500	$12,125,500

As previously disclosed in a Form 8-K filed on September 28, 2023, the Company entered into a BTC Trading Contract (the “BTC Contract”) with an autonomous organization (the “Association Seller”), which supports its members in the sale of BTC. While the Association Seller provides services to facilitate the sale of BTC by its members, it does not exert control over them by ownership or contract, nor does it make decisions for its members relating to the sale of BTC. None of the members of the Association Seller hold equity, serve as director or officer, or otherwise has voting power or management rights of the Association Seller.

Under the BTC Contract, the Company has the right to purchase up to 6,000 BTC from the members of the Association Seller (each, a “BTC Seller”) through the Association Seller at a locked price of $30,000/BTC over a 12-month period commencing on September 25, 2023, with payment to be made in the form of cash or the Company’s shares. Although the BTC Contract states that the Association Seller (Party B) “owns the virtual currency”, to our knowledge, this statement was mistakenly made and it were the individual members of the Association Seller, not the Association Seller itself, who own the BTC to be sold under the BTC Contract. We believe the Association Seller will coordinate with its members to fulfill the Company’s purchase of BTC if the Company so decides, however, we cannot guarantee that the Company will be able to purchase BTC from the BTC Sellers. The BTC Contract was entered into by the Company with the Association Seller only and no BTC Sellers owe any legal obligation to the Company in connection with the purchase and sale of BTC.

Following the execution of the BTC Contract, the Company purchased 833 BTC from the BTC Sellers and decided to purchase an additional 1,000 BTC (the “1,000 BTC Purchase”).

As of December 31, 2023, the Company made a prepayment to the BTC Sellers through the Association Seller of approximately $12,125,500 (the “Prepayment Amount”), representing 40% of the total purchase price for 1000 BTC. The prepayment was made to secure favorable pricing and demonstrate the Company’s commitment to completing the 1,000 BTC Purchase. This prepayment is refundable if the 1,000 BTC Purchase is not completed. While negotiating the terms of the 1,000 BTC Purchase with the BTC Sellers, the Company decided to exercise its right under the BTC Contract to purchase 5,000 BTC (the “5,000 BTC Purchase”), which includes the previously planned 1,000 BTC. To reflect the then price increase in BTC and finalize the transaction details of the 5,000 BTC Purchase, the Company and the Association Seller entered into that certain Amendment Agreement (the “Amendment Agreement”) on May 2, 2024, which was previously disclosed in a Form 8-K filed by the Company on May 6, 2024.

According to the Amendment Agreement, the Company agreed to pay the aggregate price for the 5,000 BTC through the issuance of 40,000,000 shares of the Company’s common stock (the “Common Stock”) valued at $3.75 per share, which was the closing market price of the Common Stock as of May 1, 2024 (the “Then FMV”) and warrants to purchase 80,000,000 shares of the Common Stock with the exercise price of $2.6 per share (equal to 70% of the Then FMV). In connection with the 5,000 BTC Purchase, on May 8, 2024, the Company filed a Preliminary Information Statement on Schedule 14C (the “Preliminary 14C”). Subsequently, the Company decided to cease pursuing the 5,000 BTC Purchase due to the market fluctuations in BTC and further discussions with the BTC Sellers, which was previously disclosed on a Form 8-K filed by the Company on June 26, 2024.

Despite the cancellation of the 5,000 BTC Purchase, negotiations regarding the original 1,000 BTC Purchase continued. The Company’s original plan was to settle the remaining 60% of the total purchase price for 1,000 BTC ~~will be settled~~ through the issuance of the Common Stock at a per share price based on the average market price over a five-day period immediately prior to the date of the completion of the 1,000 BTC Purchase. ~~The Company expects to issue shares that will represent approximately 62% of the Company’s then outstanding capitalization immediately after such issuance to pay off the remaining 60% of the total purchase price for 1,000 BTC. The 1,000 BTC Purchase is anticipated to close in the last quarter of 2024.~~However, the Board believed in the potential long-term appreciation of the BTC. As a result, it has decided to halt the 1,000 BTC Purchase and instead re-negotiate the terms with the Associate Seller to acquire 5,167 BCT, which represents the maximum number of BTC that the Company was entitled to purchase under the BTC Contract minus the BTC already acquired under the BTC Contract. Please see “Note 15 – Subsequent Events” for details regarding the Company’s entry of the Amended BTC Contract.

~~Despite that the Company expects to issue shares in the 1,000 BTC Purchase that will represent approximately 62% of the Company’s then outstanding capitalization immediately after such issuance, the Company does not expect the 1,000 BTC Purchase to result in a change of control of the Company. To the knowledge of the Company, no BTC Seller with which the Company is currently negotiating owns any shares of the Company’s capital stock as of the date of this report. In addition, no such single BTC Seller is expected or allowed to acquire 20% or more shares or voting power of the Company as a result of the 1,000 BTC Purchase. It is also understood that each BTC Seller is independent with each other and not acting in concert with others.~~

~~The existing shareholders of the Company are expected to experience significant dilution in their ownership percentage of the Company as a result of the 1,000 BTC Purchase.~~

NOTE 9 – INVESTMENT

As of June 30, 2024, investment consist of the following:

	June 30, 2024	December 31, 2023
Investment in an associate company	$13,396,600	$-

In April 2024, there are 3,940,000 shares issued with the total amount of $13,396,000 for the acquisition of 20% of associate company. The officers, directors and selling shareholders of associate company are not related party and independent with each other, which are not acting in concert with others.

Investment in associate company that we have significant influence but do not have control over the investee are accounted for under the equity method. We will periodically review the investment for impairment. The initial measurement and periodic subsequent adjustments of the investment are calculated by applying the ownership percentage to the net assets or equity of the partially owed entity under ASC 323.

NOTE 10 – AMOUNT DUE TO RELATED PARTIES

	June 30, 2024	December 31, 2023
Related parties payable	$282,535	$282,535
Amount due to shareholders	13,057	606,563
Director fee payable	886,000	804,000
	$1,181,592	$1,693,098

The related party balance of $282,535 represented advances from former shareholders for Company’s daily operation.

As of June 30, 2024, the amount due to shareholders of $13,057 represented advances and professional expenses paid on behalf by Shareholders, which consist of audit fees, lawyers’ fee and other professional expenses.

As of June 30, 2024, the director fee payable of $886,000 represented the accrual of director fees from the appointment date to June 30, 2024.

The amount due to related parties are interest free, unsecured and have no fixed of repayment period.

NOTE 11 – ACCOUNT PAYABLES

As of June 30, 2024 and December 31, 2023, account payables are related to the software services fee payables to suppliers as follow:

	June 30, 2024	December 31, 2023
Account payables	$924,127	$926,456

NOTE 12 – OTHER PAYABLES

As of June 30, 2024, other payables consists of unpaid professional fee as follow:

	June 30, 2024	December 31, 2023
Professional fees	$812,500	$1,600,000

Professional fee payables of $812,500 comprise outstanding legal fees in relation to shareholders’ litigation, BTC consultant fee and listing compliance fee owing to professional parties.

NOTE 13 – SHAREHOLDERS’ EQUITY

The Company has an unlimited number of authorised ordinary shares and has issued 6,976,410 shares with no par value as of June 30, 2024.

On March 29, 2019, the Company has issued 100,000,000 shares with no par value to thirty-three founders. On September 3, 2019, the Company has issued a total 74,000 shares at $3 each to 5 non-US shareholders. The total outstanding shares has increased to 100,074,000 shares as of December 31, 2019.

In February 2020, there are 1,666,666 shares were issued at $3 per share to 2 new shareholders. On July 10, 2020, the Company issued another 26,000 shares at $3 per share to 2 new shareholders and the total outstanding shares has increased to 101,766,666 shares.

On September 15, 2020, the Wyoming Secretary of State approved the Company’s certificate of amendment to amend its Articles of Incorporation to effect 3 for 1 forward stock split. The total issued and outstanding shares of the Company’s common stock has been increased from 101,766,666 to 305,299,998 shares, with the par value unchanged at zero.

On September 21, 2020, there are 151,500 shares issued at $5 per share to 303 new shareholders, the Company’s common stock issued has been increased to 305,451,498 shares as of December 31, 2020.

On April 13, 2022, the Company and 15 shareholders entered into that certain Share Exchange Agreement (the “Share Exchange Agreement”), pursuant to which Company and the 15 Shareholders have cancelled 120,418,995 shares of Common Stock (“Cancellation Shares”). Upon completion of the transaction, the outstanding shares of the Company’s Common Stock has been decreased from 305,451,498 shares to 185,032,503 shares as of June 30, 2022.

On July 21, 2022, the Company completed uplisting of its common stock to the Nasdaq Capital Market, and the closing of its public offering of 10,000,000 shares of common stock with the gross proceeds of $40,000,000 and net proceeds of $37,057,176 after deducting the total offering cost of $2,942,824. The shares were priced at $4.00 per share, and the offering was conducted on a firm commitment basis. The shares continue to trade under the stock symbol “WETG.” The Company’s total issued and outstanding common stock has been increased to 195,032,503 shares after the offering.

On July 22, 2022, the Company issued 25,000 shares of common stock to certain service providers for services in connection with the public offering, the fair value of the share was $477,500. The Company’s total issued and outstanding common stock has been increased to 195,057,503 shares in 2022.

On June 9, 2023, the Wyoming Secretary of State approved the Company’s certificate of amendment to amend its Articles of Incorporation to effect 1 for 185 reverse stock split (“Reverse Stock Split”). The total issued and outstanding shares of the Company’s common stock decreased from 195,057,503 to 1,054,530 shares, with the par value unchanged at zero.

In September, 2023, there are 1,570,600 shares issued with the total amount of $12,616,454, the Company’s common stock issued has been increased to 2,625,130 shares as of March 31, 2024.

14

In April 2024, there are 3,940,000 shares issued with the total amount of $13,396,000 for the acquisition of 20% of associate company ~~and 411,280 shares were issued for the amount of $1,974,140 loan conversion to equity,~~ .

On April 9, 2024, 411,280 shares were converted to equity from loan and outstanding professional fee with the amount of $1,974,140 at the conversion price of $4.80 per share based on average price of last 10 trading days. These loans are related to the long outstanding salaries, professional fee, litigation lawyer fees and BTC consultant fee paid by shareholders on behalf of the Company. The amount due to related parties are interest free, unsecured and have no fixed repayment terms. Prior to the loan conversion to equity, the amount of $1,974,140 is recorded as current liabilities. Subsequent to loan to equity conversion, the amount of $1,974,140 was converted to 411,280 shares and recorded in stockholder’ equity as follows:

Nature of loan:	Amount:	Conversion price:	Number of share converted:	Financial impact of conversion:
Advance from shareholders to pay outstanding legal fee, salaries, Edgar filing fee, audit fee, which accumulated from January 2023 to March 2024.	$594,140	$4.80	123,780 shares	Reclassification from amount due to related parties to equity
Accounting and compliance fee, which accumulated from January 2023 to March 2024.	$420,000	$4.80	87,500 shares	Reclassification from other payables to equity
Legal advisory fee in relation to BTC transaction which accumulated from January 2023 to March 2024.	$480,000	$4.80	100,000 shares	Reclassification from other payables to equity
BTC Consultant fee, which accumulated from January 2023 to March 2024.	$480,000	$4.80	100,000 shares	Reclassification from other payables to equity
Total	$1,974,140		411,280 shares

As of June 30, 2024, the Company’s common stock issued has been increased to 6,976,410 shares ~~as of June 30, 2024~~.

NOTE 14 – INCOME TAXES

The Company is subject to U.S. Federal tax laws. The Company has not recognized an income tax benefit for its operating losses in the United States because the Company does not expect to commence active operations in the United States.

There are several subsidiaries were incorporated in Hong Kong and are subject to Hong Kong profits tax at a tax rate of 16.5%.

The Company is currently conducting its ~~certain~~ operations in the PRC through its subsidiaries, which are subject to tax from 15% to 25%.

NOTE 15 – SUBSEQUENT EVENTS

~~No subsequent events were occurs during the period.~~

Amended and Restated BTC Trading Contract

On September 24, 2024, the Company and the Association Seller entered into an Amended and Restated BTC Trading Contract (the “Amended BTC Contract”), which amended and restated the BTC Contract. Under the Amended BTC Contract, the Company is entitled to purchase up to 5,167 BTC (the “Total BTC”) from the BTC Sellers through the Association Seller at a purchase price of US$30,000 per BTC (subject to an additional purchase price by issuance of warrants to purchase shares of Common Stock at a nominal exercise price as described below) over a 12-month period commencing on the date of the Amended BTC Contract. The purchase price for the Total BTC will be paid by the Company in cash or shares of Common Stock. Although the Amended BTC Contract states that the Association Seller (Party B) “owns the virtual currency”, to our knowledge, this statement was mistakenly made and it were the individual members of the Association Seller, not the Association Seller itself, who own the BTC to be sold under the Amended BTC Contract. We believe the Association Seller will coordinate with its members to fulfill the Company’s purchase of BTC if the Company so decides, however, we cannot guarantee that the Company will be able to purchase BTC from the BTC Sellers. The Amended BTC Contract was entered into by the Company with the Association Seller only and no BTC Sellers owe any legal obligation to the Company in connection with the purchase and sale of BTC.

At the time when the Amended BTC Contract was signed, the Company indicated its intent to exercise the option to purchase 5,000 BTC out of the Total BTC pursuant to the Amended BTC Contract (the “Amended 5,000 BTC Transaction”). According to the terms of the Amended BTC Contract, the previously-made Prepayment Amount will be applied towards the total purchase price for the Amended 5,000 BTC Transaction and the Company will pay the remaining balance through (i) the issuance of 135,171,078 shares of Common Stock (the “Shares”) valued at $1.02 per share and (ii) the issuance of warrants to purchase 294,117,647 shares of Common Stock at a nominal exercise price (the “Warrants”).

The value of $1.02 per share for the Shares is equal to the sum of (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of the Amended BTC Contract, and (ii) $0.01. Using the same per value valuation, the warrants is worth of approximately $300,000,000.

The Amended BTC Contract does not have a fixed term. However, in the event of a breach by either party, the non-breaching party has the right to terminate the agreement. In such case, the breaching party will be obligated to pay a penalty of $18,000,000 to the non-breaching party.

The above description of the Amended BTC Contract does not purport to be complete, and is qualified in its entirety by reference to the full text of the Amended BTC Contract, a copy of which is attached to the Company’s Current Report on Form 8-K as Exhibit 10.1, filed with the SEC on September 27, 2024, which is incorporated by reference herein.

Impact on Company’s Capitalization and Stockholder Approval

The issuance of securities pursuant to the Amended BTC Contract will not affect the rights of the Company’s existing stockholders, but such issuances will have a significant dilutive effect on the Company’s existing stockholders, including the voting power of the existing stockholders.

As of the date of this report, there were [6,976,410] issued and outstanding shares of the Common Stock. Immediately after the issuance of the Shares (assuming no exercise of the Warrants), there will be [142,147,488] issued and outstanding shares of the Common Stock, and the ownership percentage of the Company’s existing stockholders in the Company will be diluted to approximately [4.91]%. Assuming full exercise of the Warrants concurrently with the issuance of the Shares, immediately after the issuance of the Shares, there will be [436,265,135] issued and outstanding shares of Common Stock, and the ownership percentage of the Company’s existing stockholders in the Company will be further diluted to approximately [1.60]%.

Pursuant to Nasdaq Rule 5635(a), if an issuer intends to issue common stock or securities convertible into or exercisable for common stock, in connection with the acquisition of stock or assets of another company, which may equal or exceed 20% of the outstanding common stock or voting power on a pre-transaction basis, the issuer generally must obtain the prior approval of its stockholders. Pursuant to Nasdaq Rule 5635(d), if an issuer intends to issue common stock or securities convertible into or exercisable for common stock, other than in a public offering, which may equal or exceed 20% of the outstanding common stock or voting power on a pre-transaction basis for a price that is lower than (i) the Nasdaq Official Closing Price (as reflected on Nasdaq.com) immediately preceding the signing of a binding agreement; or (ii) the average Nasdaq Official Closing Price of the common stock (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement for such common stock, the issuer generally must obtain the prior approval of its stockholders.

The Shares to be issued to the BTC Sellers in the Amended 5,000 BTC Transaction exceeds the threshold for which stockholder approval is required under Nasdaq Rule 5635(a), and the Warrant Shares to be issued to the BTC Sellers upon the full exercise of the Warrants could result in the issuance of a number of shares exceeding the threshold and pricing for which stockholder approval is required under Nasdaq 5635(d). As such, the Company is required to obtain requisite stockholder approval for the Amended 5,000 BTC Transaction.

As disclosed in a Preliminary Information Statement on Schedule 14C filed by the Company on October 3, 2024, the Company has obtained the requisite stockholder approval for the Amended 5,000 BTC Transaction in accordance with the Company’s articles of incorporation and bylaws on September 24, 2024.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of financial condition and results of operations should be read in conjunction with our financial statements and related notes included elsewhere in this report. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. See “Cautionary Note Regarding Forward-Looking Statements.” Our actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors discussed elsewhere in this report.

Business

Next Technology Holdings Inc (formerly known as “WeTrade Group, Inc”) was incorporated in the State of Wyoming on March 28, 2019. We currently pursue two corporate strategies. One business strategy is to continue providing software development services, and the other strategy is to acquire and hold bitcoin.

Software development

We provide AI-enabled software development services to our customers, which included developing, designing, and implementing various SAAS software solutions for businesses of all types, including industrial and other businesses.

Bitcoin Acquisition Strategy

Our bitcoin acquisition strategy generally involves acquiring bitcoin with our liquid assets that exceed working capital requirements, and from time to time, subject to market conditions, issuing debt or equity securities or engaging in other capital raising transactions with the objective of using the proceeds to purchase bitcoin.

We view our bitcoin holdings as long-term holdings and expect to continue to accumulate bitcoin. We have not set any specific target for the amount of bitcoin we seek to hold, and we will continue to monitor market conditions in determining whether to engage in additional financings to purchase additional bitcoin.

This overall strategy also contemplates that we may (i) periodically sell bitcoin for general corporate purposes, including to generate cash for treasury management or in connection with strategies that generate tax benefits in accordance with applicable law, (ii) enter into additional capital raising transactions that are collateralized by our bitcoin holdings, and (iii) consider pursuing additional strategies to create income streams or otherwise generate funds using our bitcoin holdings.

We believe that, due to its limited supply, bitcoin offers the opportunity for appreciation in value if its adoption increases and has the potential to serve as a hedge against inflation in the long-term.

~~15~~

Results of Operations

Results of Operations for the Six months period Ended June 30, 2024 and 2023

The following tables provide a comparison of a summary of our results of operations for the six months period ended June 30, 2024 and 2023.

	For the period June 30, 2024	From the period June 30, 2023

Revenue:
Service revenue	$—	$—
Cost of Revenue	—	—
Gross profit	—	—
Operating Expenses:
Gain from digital assets	15,595,778	—
General and administrative expenses	(675,144)	(302,775)
Net profit/ (loss) before income tax	14,920,634	(302,775)
Income tax expenses	(2,301,348)	—
Net profit/ (loss)	12,619,286	(302,775)

Revenue from Operations

For the six-month period ended June 30, 2024 and 2023, total revenue were $nil respectively.

General and Administrative Expenses

For the six months period ended June 30, 2024 and 2023, general and administrative expenses were $675,144 and $302,775 respectively. The increase is mainly due to increase in BTC consulting fee during the period.

Other Income

The other income of $15,595,778 is mainly due to gain from digital assets during the period.

Net Profit

As a result of the factors described above, there was a net profit of $12,619,286 and net loss of $302,775 for the period ended June 30, 2024 and 2023, respectively. The increase in net profit is mainly due to gain from digital assets during the period.

~~16~~

Results of Operations for the Three months period Ended June 30, 2024 and 2023

The following tables provide a comparison of a summary of our results of operations for the three months period ended June 30, 2024 and 2023.

	For the period June 30, 2024	From the period June 30, 2023
Revenue:
Service revenue	$—	$—
Cost of Revenue	—	—
Gross profit	—	—
Operating Expenses:
Loss from digital assets	(8,423,621)	—
General and administrative expenses	(344,999)	(136,480)
Net profit/ (loss) before income tax	(8,768,620)	(136,480)
Income tax income	1,841,411	—
Net loss	(6,927,209)	(136,480)

Revenue from Operations

For the three-month period ended June 30, 2024 and 2023, total revenue were $nil respectively.

General and Administrative Expenses

For the three months period ended June 30, 2024 and 2023, general and administrative expenses were $344,999 and $136,480 respectively. The increase is mainly due to increase in BTC consulting fee during the period.

Other loss

The other loss of $8,423,621 is mainly due to loss from digital assets during the period.

Net loss

As a result of the factors described above, there was a net loss of $6,927,209 and net loss of $136,480 for the period ended June 30, 2024 and 2023, respectively. The increase in net loss is mainly due to loss from digital assets during the period.

~~17~~

Liquidity and Capital Resources

As of June 30, 2024, we had cash on hand of $668,387. There is no change in cash held during the period.

Operating activities

As of June 30, 2024, our cash flow used in operating activities is $529 for the period ended June 30, 2024 as compared to the cash flow used in operating activities of $648,252 in prior period. The decrease was mainly due to increase in deferred tax liabilities during the period.

Financing activities

Cash provided by our financing activities was $634 for the period ended June 30, 2024 as compared to cash provided by financing activities of $318,000. The decrease is mainly due to lesser in shareholders’ advance during the period as compare to the prior period.

Inflation

Inflation does not materially affect our business or the results of our operations.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

We prepare our financial statements in accordance with generally accepted accounting principles of the United States (“GAAP”). GAAP represents a comprehensive set of accounting and disclosure rules and requirements. The preparation of our financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Our actual results could differ from those estimates. We use historical data to assist in the forecast of our future results. Deviations from our projections are addressed when our financials are reviewed on a monthly basis. This allows us to be proactive in our approach to managing our business. It also allows us to rely on proven data rather than having to make assumptions regarding our estimates.

Recent Accounting Pronouncements

We have reviewed all the recently issued, but not yet effective, accounting pronouncements and we do not believe any of these pronouncements will have a material impact on the Company financial statements.

~~18~~

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are a “smaller reporting company” as defined by Item 10(f)(1) of Regulation S-K, and as such are not required to provide the information contained in this item pursuant to Item 305 of Regulation S-K.

ITEM 4. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

With respect to the period ended June 30, 2024, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934.

Based upon our evaluation regarding the period ended June 30, 2024, the Company’s management, including its Principal Executive Officer, has concluded that its disclosure controls and procedures were not effective due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review. Material weaknesses noted are lack of an audit committee, lack of a majority of outside directors on the board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures; and management is dominated by two individuals, without adequate compensating controls. However, management believes the financial statements and other information presented herewith are materially correct.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control - Integrated Framework - Guidance for Smaller Public Companies (the COSO criteria). Based on our assessment, management identified material weaknesses related to: (i) our internal audit functions; (ii) a lack of segregation of duties within accounting functions; and the lack of multiple levels of review of our accounting data. Based on this evaluation, our management concluded that as of June 30, 2024, we did not maintain effective internal control over financial reporting.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with any policies and procedures may deteriorate. Due to our size and nature, segregation of all conflicting duties may not always be possible and may not be economically feasible. To the extent possible, we will implement procedures to assure that the initiation of transactions, the custody of assets and the recording of transactions will be performed by separate individuals. With proper funding we plan on remediating the significant deficiencies identified above, and we will continue to monitor the effectiveness of these steps and make any changes that our management deems appropriate.

A material weakness is a control deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 5) or combination of control deficiencies, that results in a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during our most recently completed fiscal quarter that has materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

~~19~~

PART II – OTHER INFORMATION

ITEM 1. LEGAL PROCEEDINGS

Since mid-September 2023, Mr. Zheng Dai, Mr. Pijun Liu, and certain individuals under their control (the “Unauthorized Persons”) had been falsely and repeatedly holding themselves out as representing and/or authorized to represent the Company. For example, the Unauthorized Persons caused to be filed certain current reports on Forms 8-K dated September 28, 2023 and October 10, 2023, in which they purported to appoint new officers and directors. These filings were false and should be disregarded.

On September 28, 2023, a derivative lawsuit was filed by certain purported shareholders affiliated with the Unauthorized Persons in the United States District Court for the District of Wyoming against certain officers and directors of the Company, seeking control of the Company. This case was dismissed without prejudice on October 18, 2023.

On October 18, 2023, the same individuals who filed the above-described derivative suit filed a direct action against the Company in the Chancery Court of the State of Wyoming (the “Chancery Court”), again seeking control of the Company. The Company responded to the lawsuit, sought a temporary restraining order restraining the plaintiff-shareholders and their affiliates (including the Unauthorized Persons) from claiming be in control of the Company.

On November 7, 2023, the Chancery Court issued a temporary restraining order substantially restraining the plaintiff-shareholders and their affiliates from claiming to act on behalf of the Company. The lawsuit remains pending as at reporting date.

On November 30, 2023, the Company responded to plaintiffs’ arguments that they controlled the Company, pointing out that plaintiffs’ case (Mr. Dai Zheng and his affiliates) was largely built upon forged signatures and other fabricated materials. In response, the plaintiffs withdrew their opposition to the Company’s request for an injunction.

On January 5, 2024, the Chancery Court entered a preliminary injunction order (attached hereto). Specifically, the order restrained Mr. Dai Zheng and his affiliates from the following conduct:

(i)	acting as or holding themselves out as majority shareholders, directors, executives, or employees of the Company and its affiliates;

(ii)	making any attempts to contact the SEC, Nasdaq, government authorities, or make any filing or press release on behalf of the Company;

(iii)	making any attempts to change the board composition and executive team;

(iv)	disseminating false statements regarding the Company and its leadership;

(v)	making any attempts to contact the Company’s service providers, including auditors, stock transfer agents, and filing agents;

(vi)	making any attempts to issue the Company’s shares.

ITEM 1A. RISK FACTORS

We are a “smaller reporting company” as defined by Item 10(f)(1) of Regulation S-K, and as such are not required to provide the information contained in this item.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

None.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES

No senior securities were issued and outstanding during the six months ended June 30, 2024.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable to our Company.

~~20~~

ITEM 5. OTHER INFORMATION

Capitalization

On June 9, 2023, the Wyoming Secretary of State approved the Company’s certificate of amendment to amend its Articles of Incorporation to effect 1 for 185 Reverse Stock Split. The total issued and outstanding shares of the Company’s common stock decreased from 195,057,503 to 1,054,364 shares, with the par value unchanged at zero.

The Reverse Stock Split is intended to more expediently enable the Company to regain compliance to achieve a minimum bid price of $1.00 per share for continued listing on Nasdaq, as set forth in Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Requirement”). As a result of the Reverse Stock Split, every one-for-one hundred and eighty-five (185) shares of the Company’s Common Stock then issued and outstanding will automatically, and without any action of the Company or any holder thereof, be combined, converted, and changed into one (1) validly issued and non-assessable share of Common Stock. No fractional shares will be issued to any shareholder, and in lieu of issuing any such fractional shares, the fractional shares resulting from the Reverse Stock Split will be rounded up to the nearest whole share of Common Stock.

In September, 2023, there are 1,570,600 shares issued with the total amount of $12,616,454, the Company’s common stock issued has been increased to 2,625,130 shares as of March 31, 2024. In April 2024, there are 4,351,280 shares issued with the total amount of $14,776,000 for the acquisition of 20% of associate company and loan conversion to equity, the Company’s common stock issued has been increased to 6,976,410 shares as of June 30, 2024.

~~21~~

Bitcoin Option Contract

On May 2, 2024, the Company entered into a Bitcoin Option Contract (the “Option Contract”) with a specified seller. Under the Option Contract, the seller agrees to sell, and the Company has the option to purchase, up to 20,000 BTC at a fixed price of US$60,000 per BTC over a three-year period. The Company can exercise this option at any time during the three-year period, either in one or multiple transactions, as mutually agreed upon by both parties. Payments for the BTC can be made in cash or in the Company’s common stock, at the Company’s discretion. In addition, the Option Contract allows for an optional 10% advance payment in cash if agreed upon by both parties.

As of the date of this report, the Company has not paid any advance payment, nor exercised its option to purchase any BTC under the BTC Option Contract. Further, the Company does not intend to exercise its option to purchase any BTC under the BTC Option Contract.

The above description of the Option Contract does not purport to be complete, and is qualified in its entirety by reference to the full text of the Option Contract, a copy of which is attached to the Company’s Current Report on Form 8-K as Exhibit 10.2, filed with the SEC on May 6, 2024, which is incorporated by reference herein.

ITEM 6. EXHIBITS

Exhibit No.	Description
31.1	Certification of Principal Executive Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Filed herewith
31.2	Certification of Principal Financial Officer filed pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 Filed herewith
32.1	Certification of Chief Executive Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 Filed herewith
32.2	Certification of Chief Financial Officer furnished pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 Filed herewith
101	Financial statements from the quarterly report on Form 10-Q of Next Technology Holdings Inc for the fiscal quarter ended June 30, 2024, formatted in XBRL: (i) the Balance Sheet; (ii) the Statement of Income; (iii) the Statement of Cash Flows; and (iv) the Notes to the Financial Statements Filed herewith
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

~~22~~

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXT TECHNOLOGY HOLDINGS INC

Date: ~~September 18~~November 4, 2024	By:	/s/ Wei Hong Liu
Wei Hong Liu
Chief Executive Officer

/s/ ~~Ken Tsang~~Eve Chan
~~Ken Tsang~~Eve Chan
Chief Financial Officer

~~23~~

Exhibit B

Form 8-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 4, 2024

Next Technology Holding Inc. (formerly known as “WeTrade Group Inc.”)
(Exact name of Company as specified in charter)

Wyoming	001-41450	N/A
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

Room 519, 05/F Block T3

Qianhai Premier Finance Centre Unit 2

Guiwan Area, Nanshan District, Shenzhen, China 518000

+852-5338 4226

(Address, including zip code, and telephone number, including area code, of principal executive offices)

Wyoming Registered Agent 1621 Central Ave Cheyenne, Wyoming 82001
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Company under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 4.02 Non-reliance on previously issued financial statements

The Board of Next Technology Holding Inc (Formerly known as WeTrade Group Inc. (the “Company”)) has concluded that Form 10-Q for the quarter ended June 30, 2024 filed on August 22, 2024 (the “Original Filing”) were not fully reviewed by the auditor and should no longer be relied upon.

The revised Form 10-Q/A that was filed on September 20, 2024 (the “Amendment No.1”) has been reviewed by the auditor and was filed to adjust: (i) $10,530 in tax expenses, deferred tax liabilities and accumulated retained profit due to under-provision for tax expenses and deferred tax liabilities; (ii) adjustment of $594,140 in amount due to related parties due to over-provision for related parties loan that affected the financial statement as follow:

The amount adjusted in Amended Statement of Operation for the six months ended June 30, 2024 (filed on September 20, 2024):

Nature of Error	Item:	Amount	June 30, 2024 (Amendment No.1 Filed on September 20, 2024)	June 30, 2024 (Original filed on August 22, 2024)
Under-provision of tax expenses in original 10Q	Income tax expenses	10,530	2,301,348	2,290,818

The amount adjusted in Amended Balance Sheet as at June 30, 2024 (filed on September 20, 2024):

Nature of Error	Item:	Amount	June 30, 2024 (Amendment No.1 Filed on September 20, 2024)	June 30, 2024 (Original filed on August 22, 2024)
Adjustment of loan conversion to equity from amount due to related parties to common stock	Amount due to related parties	(594,140)	1,181,592	1,775,732
Adjustment of loan conversion to equity from amount due to related parties to common stock	Common Stock	594,140	71,718,790	71,124,650
Under-provision of deferred tax liabilities and tax expenses	Deferred tax liabilities	10,530	2,301,348	2,290,818
Under-provision of tax expenses in original 10Q	Accumulated profit	(10,530)	984,728	995,258

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Financial statements from the quarterly report on Form 10-Q of Next Technology Holdings Inc for the fiscal quarter ended June 30, 2024, formatted in XBRL : (i) Balance Sheet; (ii) the Statement of Income; (iii) the Statement of Cash Flows

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NEXT TECHNOLOGY HOLDING INC.

Date: November 4, 2024	By:	/s/ Wei Hong Liu
	Name:	Wei Hong Liu
	Title:	Chief Executive Officer

2